UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Previously Announced Sale of SIG Combibloc Business

As previously announced, Reynolds Group Holdings Limited (“RGHL”), Reynolds Group Holdings Inc. and Beverage Packaging Holdings (Luxembourg) III S.à r.l.(collectively, the “Reynolds Group”) entered into an agreement, dated November 23, 2014, to sell its SIG Combibloc business, which is reported as the SIG segment (the “SIG Group”), to Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc. and Onex Wizard Acquisition Company I S.à r.l (collectively, “Onex”). A copy of the purchase agreement related to the transaction is furnished as Exhibit 1 to this Form 6-K.

At the closing of the transaction, certain members of the Reynolds Group and certain members of Onex are expected to enter into a tax indemnity agreement (the “Tax Covenant”). A copy of the Form of Tax Covenant is furnished as Exhibit 2 to this Form 6-K.

In addition, RGHL is furnishing certain information related to the SIG Group, including audited carve-out financial statements as of and for the three years ended December 31, 2013 for the SIG Group in Exhibit 3 to this Form 6-K, interim unaudited carve-out financial statements as of and for three and nine month periods ended September 30, 2014 and September 30, 2013 for the SIG Group in Exhibit 4 to this Form 6-K and recent developments information for the SIG Group in Exhibit 5 to this Form 6-K.

Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
1
Purchase Agreement, dated as of November 23, 2014, by and among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc. and Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc. and Onex Wizard Acquisition Company I S.à r.l.

2	Form of Tax Covenant.
3	Combined SIG Group Audited Carve-Out Financial Statements as of and for the Three Years Ended December 31, 2013.
4	Combined SIG Group Interim Unaudited Carve-Out Financial Statements as of and for the Three and Nine Month Periods Ended September 30, 2014 and September 30, 2013.
5	Recent Developments Information for the Combined SIG Group

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
January 20, 2015

Exhibit Index

Exhibit No.	Description
1
Purchase Agreement, dated as of November 23, 2014, by and among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc. and Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc. and Onex Wizard Acquisition Company I S.à r.l.

2	Form of Tax Covenant.
3	Combined SIG Group Audited Carve-Out Financial Statements as of and for the Three Years Ended December 31, 2013.
4	Combined SIG Group Interim Unaudited Carve-Out Financial Statements as of and for the Three and Nine Month Periods Ended September 30, 2014 and September 30, 2013.
5	Recent Developments Information for the Combined SIG Group